UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Westway Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Convertible Common Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number)

Gideon J. Van der Ploeg

EQT Infrastructure II Limited Partnership

World Trade Center Schiphol

H Tower, Floor 4

Schiphol Boulevard 355

1118 BJ Schiphol, The Netherlands

+31 (20) 577-6679

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

December 20, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure II Acquisition Company, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 48,687,352 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 52,063,541 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,063,541 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) 79.54% (2)
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure III Acquisition Company, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 48,687,352 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 52,063,541 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,063,541 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) 79.54% (2)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Represents 1,282,845 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 13,652,763 shares of the Issuer’s Class B Common Stock (as defined in Item 1 below), 33,321,892 shares of the Issuer’s Preferred Stock (as defined in Item 1 below), on an as – converted basis, and 3,376,189 shares of the Issuer’s Class A Common Stock issuable upon the exercise of the Issuer’s Warrants (as defined in Item 1 below).

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, dated as of May 28, 2009 (the “Charter”): (i) each share of Class B Common Stock will automatically convert to one share of Class A Common Stock if it ceases to be beneficially owned or of record by ED&F Man (as defined below in Item 3), and (ii) each share of Preferred Stock is convertible, at the option of the holder, to: (A) in the event such share of Preferred Stock is owned beneficially or of record by ED&F Man, shares of Class B Common Stock, and (B) in the event such share of Preferred Stock is owned beneficially or of record by a person other than ED&F Man, to shares of Class A Common Stock, in each case at the applicable conversion price specified in the Charter.

The Reporting Persons (as defined in Item 2 below) may be deemed to have shared voting power as a result of certain provisions of the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons may be deemed to have beneficial ownership of the Issuer’s Securities (as defined below in Item 1) as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Securities (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares and Warrants outstanding are as of December 20, 2012, which figure is based on information provided to the Reporting Persons by the Issuer.

The shares of Class A Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of: (i) 1,282,845 outstanding shares of Class A Common Stock that are currently subject to the Support Agreements, plus (ii) 13,652,763 shares of Class B Common Stock that are currently subject to the Support Agreements on the assumption that such shares of Class B Common Stock have converted to shares of Class A Common Stock on a one-for-one basis, plus (iii) 33,321,892 shares of Preferred Stock that are currently subject to the Support Agreements on the assumption that such shares of Preferred Stock have converted to shares of Class A Common Stock at a ratio of 1.0129. Upon the exercise of any security exchangeable or exercisable for any shares of Class A Common Stock by the parties to the Support Agreements, including the Warrants, such shares of Class A Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Class A Common Stock, if any.

The shares of Class A Common Stock over which the Reporting Persons may be deemed to have shared dispositive power are comprised of: (i) 1,282,845 outstanding shares of Class A Common Stock that are currently subject to the Support Agreements; plus (ii) 13,652,763 shares of Class B Common Stock that are currently subject to the Support Agreements on the assumption that such shares of Class B Common Stock have converted to shares of Class A Common Stock on a one-for-one basis; plus (iii) 33,321,892 shares of Preferred Stock that are currently subject to the Support Agreements on the assumption that such shares of Preferred Stock have converted to shares of Class A Common Stock at a ratio of 1.0129; plus (iv) 3,376,189 shares of Class A Common Stock underlying the Warrants that are subject to the Support Agreements on the assumption that such Warrants have been exercised in full.

(2)	The percentage is calculated using the total number of Securities (as defined in Item 1 below) beneficially owned by the Reporting Persons and based on 65,022,507 Class A Shares outstanding as of December 20, 2012, assuming that: (i) all shares of Class B Common Stock have been converted on a one-for-one basis into shares of Class A Common Stock, (ii) all shares of Preferred Stock have been converted into shares of Class A Common Stock at a ratio of 1.0129, and (iii) all outstanding Warrants have been exercised in full.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to: (i) the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Westway Group, Inc., a Delaware corporation (the “Issuer”), (ii) the shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) of the Issuer, (iii) shares of Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”) of the Issuer, and (iv) the warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock subject to such warrant, the “Warrants,” and together with the Shares, the “Securities”) of the Issuer. The Issuer’s principal executive office is located at 365 Canal Street, Suite 2900, New Orleans, LA 70130.

The telephone number at that address is (504) 525-9741.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the following reporting persons: (i) Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”), and (ii) Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser,” and together with the Parent, the “Reporting Persons”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 3 and Item 4, the Reporting Persons and the parties to the Support Agreements (as defined in Item 3) may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Person, except to the extent that it knows or has reason to believe that such information is inaccurate.

Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The Parent and the Purchaser are both Delaware corporations. Both companies were formed on December 14, 2012 solely in connection with the Offer (as defined below) and Merger (as defined below) and have conducted no business activities other than those related to the structuring, negotiating and implementing the Offer and the Merger.

Each of the Purchaser and the Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Agreement and Plan of Merger, dated as of December 20, 2012, by and among the Parent, the Purchaser and the Issuer (the “Merger Agreement”).

The Parent is a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales (the “Guarantor”).

The principal business of the Guarantor is to make private equity and other types of investments.

The address of the principal executive office and principal business of the Purchaser and the Parent is One North Lexington Avenue, 11th Floor, White Plains, New York 10601 and the telephone number at that address is (914) 220-0900. The principal executive office and principal business of the Guarantor is located at World Trade Center Schiphol, H Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands and the telephone number at that address is (+31) 20 577-6679. The name, business address, present principal occupation or employment, principal business and address of any corporation or organization in which such employment is conducted and country of citizenship of each director and executive officer of the Parent, the Purchaser, the Guarantor and the controlling person of the Guarantor is set forth on Schedule A and incorporated by reference herein.

During the last five years, none of the Parent, the Purchaser or the Guarantor nor, to the knowledge of the Parent, the Purchaser or the Guarantor, any of the persons listed on Schedule A, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 31, 2012, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration

As a result of the execution of the Support Agreements (as defined below), each of the Reporting Persons may be deemed to have acquired beneficial ownership of 52,063,541 Shares (including the Shares subject to the Warrants) to the extent provided therein. Each of: (i) Agman Louisiana, Inc. (which we refer to as “Agman,” and together with Messrs. Jenkins and Toffolon, the “Stockholders”), a subsidiary of ED&F Man Holdings Limited (which, together with its affiliates and subsidiaries, we refer to as “ED&F Man”), as the sole holder of all of the outstanding shares of Class B Common Stock and the sole holder of all of the outstanding shares of Preferred Stock, (ii) Mr. Francis P. Jenkins, Jr., a director of the Issuer and a holder of shares of Class A Common Stock and Warrants, and (iii) Mr. John E. Toffolon, Jr., director of the Issuer and a holder of shares of Class A Common Stock and Warrants, entered into a Support Agreement with the Purchaser, the Parent and the Issuer (which we refer to collectively as the “Support Agreements”) as a condition to the willingness of the Purchaser and the Parent to enter into the Merger Agreement. The Purchaser and the Parent requested that each of the Stockholders enter into a Support Agreement, and each such Stockholder agreed to do so in order to induce the Parent and the Purchaser to enter into, and in consideration of their entering into, the Merger Agreement. Neither Reporting Person paid any consideration to any Stockholder in connection with the execution and delivery of the Support Agreements. The Support Agreements are described in more detail below in Item 4 of this Schedule 13D.

The Reporting Persons expect to require approximately $426,000,000 to complete the Offer and the Merger (each as defined below in Item 4) and to pay related transaction fees and expenses at the closing of the Merger. The Parent, the Purchaser’s direct parent company, will provide the Purchaser with sufficient funding to purchase all Securities accepted for purchase in the Offer and to acquire the remaining Securities in the Merger. The Parent expects to fund the purchase of Securities tendered pursuant to the Offer from cash received from the Guarantor in consideration of newly issued securities in the Parent and to pay transaction fees and expenses from the Company’s existing cash on hand, including from the proceeds of the Subsidiary Transfer (as defined in the Merger Agreement). The Guarantor has committed to purchase such newly issued securities pursuant to the Guarantee (as defined below in Item 4) in order to provide the Parent and Purchaser with sufficient funds to satisfy their payment obligations under the Merger Agreement. For further discussion of the Guarantee, see Item 4.

Item 4. Purpose of the Transaction

Purpose of the Offer. On December 20, 2012, the Parent and the Purchaser entered into the Merger Agreement with the Issuer, pursuant to which the Purchaser will commence a tender offer (the “Offer”) to acquire for cash (i) all of the outstanding shares of Class A Common Stock, par value $0.0001 per share, at a purchase price per share equal to $6.70 (the “Common Stock Offer Price”), (ii) all of the outstanding shares of Class B Common Stock, par value $0.0001 per share, at a purchase price per share equal to the Common Stock Offer Price, (iii) all of the outstanding shares of Preferred Stock at a purchase price per share equal to $6.79 (the “Preferred Stock Offer Price”) and (iv) the outstanding Warrants at a purchase price per share of Class A Common Stock subject to each such Warrant equal to $1.70 (the “Warrant Offer Price,” and together with the Common Stock Offer Price and the

Preferred Stock Offer Price, the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement and the Offer to Purchase and Letter of Transmittal, which are incorporated by reference herein (as Exhibit 2 to this Schedule 13D).

Immediately prior to the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of the Purchaser and the Parent to enter into the Merger Agreement, each of Agman, Mr. Jenkins and Mr. Toffolon delivered to the Parent and the Purchaser a Support Agreement, dated December 20, 2012. Pursuant to the Support Agreements, each of Agman and Messrs. Jenkins and Toffolon agreed to, among other things: (x) tender the Securities beneficially owned by them into the Offer, (y) support the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, each on the terms and subject to the conditions set forth in the applicable Support Agreement, and (z) waive any of its rights of appraisal in connection with, or rights to dissent from, the Merger.

Each of Mr. Jenkins and Mr. Toffolon covenanted in their respective Support Agreements not to initiate or join any litigation (directly or indirectly) against the Company or any of its subsidiaries or against the Parent or its subsidiaries or affiliates (including, in each case, their respective officers and directors) related to the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions, including their right to seek indemnification and insurance pursuant to the Company’s organizational documents and the Merger Agreement. In addition, ED&F Man separately agreed in the Subsidiary Transfer Agreement (as defined in the Offer to Purchase), on behalf of itself and its current and former directors, officers and employees, current and former equityholders and controlled affiliates (including Agman), to waive and release the Company, its former, current or future directors, officers, employees and former, current or future equity holders, from all claims relating to the Company (including claims related to the transactions contemplated by the Merger Agreement), subject to certain exceptions, and has agreed not to commence, join or otherwise participate in legal proceedings based upon any matters so released.

In the event that the Merger Agreement is terminated, the Support Agreements will terminate automatically.

The Stockholders of the Issuer beneficially own, in the aggregate, approximately 9% of the outstanding shares of Class A Common Stock, 100% of the outstanding shares of Class B Common Stock, 100% of the outstanding shares of Preferred Stock and 100% of the Warrants.

The purpose of the Offer is for the Parent to acquire control, and the entire equity interest, of the Issuer. The Offer, as the first step in the acquisition of the Issuer, is intended to facilitate the acquisition of all outstanding Securities. The Merger is the second step in the acquisition of the Issuer. The purpose of the Merger is for the Parent to acquire all Securites not purchased pursuant to the Offer. Upon consummation of the Merger, the Issuer will be the surviving corporation of the Merger (the “Surviving Corporation”) and will become a wholly-owned subsidiary of the Parent.

If after completion of the Offer and the expiration of any subsequent offering period, the Purchaser or the Parent do not own in the aggregate at least 90% of the then-outstanding shares of Common Stock, pursuant to the terms of the Merger Agreement, the Purchaser or the Parent may exercise a top-up option to purchase from the Issuer a number of shares of Common Stock that, when added to the number of shares of Common Stock owned, directly or indirectly, by the Parent, the Purchaser and their respective subsidiaries at the time of exercise of such top-up option, will constitute no less than one share more than 90% of shares of Common Stock that will be outstanding immediately after the issuance of such Shares (the “Top-Up Shares”), subject to certain limitations and certain conditions under the Merger Agreement. Upon receipt of the Top-Up Shares and after converting all but one share of Preferred Stock into shares of Class A Common Stock, the Parent and/or the Purchaser will have sufficient ownership of the outstanding Shares to satisfy the statutory requirements under the Delaware General Corporation Law (the “DGCL”) to allow the Purchaser to merge with and into the Issuer in accordance with the “short-form” merger provisions of the DGCL without a meeting of the Issuer’s stockholders or approval of any other stockholders of the Issuer.

In addition, if the Purchaser acquires Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to the Purchaser’s equity ownership in the Issuer, the Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as the Purchaser shall determine, which may be different from the price paid in the Offer. The Purchaser also reserves the right to dispose of Securities that it has acquired or may acquire.

If the Offer is consummated, it is expected that the Merger will be consummated promptly thereafter in accordance with the DGCL. Pursuant to the Merger, the outstanding Shares not owned by the Reporting Persons, the Issuer or any of their respective direct or indirect wholly-owned subsidiaries or by any stockholders who validly exercise their appraisal rights under Delaware law with respect to such shares will be cancelled and will be converted into the right to receive cash in an amount equal to the same price per Share paid with respect to such class of Shares pursuant to the Offer, without interest and less any applicable withholding taxes. All Warrants will be cancelled and retired and will cease to represent the right to acquire shares of Class A Common Stock, and each holder of a Warrant will cease to have any rights with respect thereto, except the right to receive $1.70 for each share of Class A Common Stock subject to each such Warrant.

The Offer is not conditioned upon any financing arrangements. The Purchaser and the Parent expect to require approximately $426,000,000 to complete the Offer and the Merger and to pay related transaction fees and expenses at the closing of the Merger. As discussed above under Item 3, the Guarantor has provided a limited guarantee in respect of the payment obligations of the Parent and the Purchaser pursuant to the Merger Agreement. Under the Guarantee, in order to provide the Parent and the Purchaser with sufficient funds to satisfy their payment obligations under the Merger Agreement, the Guarantor has committed to purchase (or cause to be purchased) equity securities from the Parent in an aggregate amount not to exceed $419,300,000 at the time of acceptance for payment of Securities tendered for purchase pursuant to the Offer (the “Offer Closing”) and at the effective time of the Merger (“Effective Time”), as applicable. The Guarantor has also guaranteed, as primary obligor, the payment obligations of the Parent and Purchaser under the Merger Agreement. The Purchaser and the Parent expect to pay the transaction fees and expenses from cash received from the Guarantor and/or existing cash of the Issuer.

The Merger Agreement, the Guarantee and the Support Agreements have been provided solely to inform investors of their terms. The Merger Agreement contains various representations and warranties made by the Issuer to the Parent and the Purchaser and representations and warranties made by the Parent and the Purchaser to the Issuer. The representations and warranties contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Issuer, the Parent and the Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in the disclosure letter the Issuer delivered to the Parent and the Purchaser prior to the signing of the Merger Agreement. The Issuer disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties of the Issuer set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement are intended solely to allocate risk between the Issuer, on the one hand, and the Parent and the Purchaser, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Issuer, the Parent and the Purchaser that may be different from those that are applicable to the Issuer’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Issuer, the Parent or the Purchaser and should not be relied upon as disclosure about the Issuer, the Parent or the Purchaser without consideration of the foregoing and the entirety of the public disclosure regarding the Issuer, the Parent or the Purchaser as set forth in their respective public reports filed with the SEC.

The foregoing descriptions of the Merger Agreement, the Guarantee and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the the Merger Agreement and the Support Agreements included as Exhibits 3, 4, 5, 6 and 7 respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety.

Plans for the Issuer. It is expected that, initially following the Merger, the business and operations of the Issuer will, except as otherwise described in this Schedule 13D and in the Offer to Purchase, be continued substantially as they are currently being conducted, except that the Issuer will no longer own and operate the animal feed and feed supplement business from and after the Subsidiary Transfer (as defined in the Merger Agreement). The Parent will continue to evaluate the business and operations of the Issuer during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, the Parent intends to review such information as part of a comprehensive assessment of the Issuer’s business, operations, capitalization and management and the Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize the Issuer’s potential in conjunction with the Parent’s businesses in light of the Parent’s review or in light of future developments. Such changes could include, among other things, changes in the Issuer’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to the Surviving Corporation’s organizational documents.

Subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, from and after the Offer Closing the Reporting Persons will be entitled to designate one or more individuals for election to the Issuer’s Board of Directors, and for appointment to the committees thereof, in proportion to the Reporting Persons’ relative ownership of the outstanding Common Stock pursuant to the Merger Agreement. The Purchaser’s and Parent’s determination of whether to designate directors for election or appointment to the Issuer’s Board of Directors prior to the Effective Time will take into account the Shares committed under the Support Agreements and the Parent’s and Purchaser’s ability to acquire Top-Up Shares, and, as a result, the Parent’s and the Purchaser’s ability to effect a “short-form” merger with the Company under the DGCL immediately following the Offer Closing. The Purchaser and Parent currently do not intend to designate directors for election or appointment to the Issuer’s Board of Directors following the Offer Closing and before the Effective Time pursuant to the Merger Agreement.

In addition, at the Effective Time, the Purchaser’s directors and officers immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of the Issuer as in effect immediately prior to the Effective Time will be amended as provided in the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation. In addition, the by-laws of the Issuer as in effect immediately prior to the Effective Time will be amended and restated as provided in the Merger Agreement and, so amended and restated, will be the by-laws of the Surviving Corporation.

If the Reporting Persons acquire control of the Issuer, they currently intend that, prior to the acquisition of the entire equity interest in the Issuer, no dividends will be declared on the Shares.

Except as indicated in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Issuer, (iv) any change in the current board of directors or management of the Issuer, (v) any other material change in the Issuer’s corporate structure or business, (vi) any class of equity security of the Issuer being delisted from a national stock exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (vii) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (viii) any acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer or (ix) changes in the Issuer’s bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person.

Possible Effects of the Offer on the Market for the Shares. Currently, only the Class A Common Stock is actively traded on NASDAQ. Depending upon the number of shares of Class A Common Stock purchased pursuant to the Offer, there may be so few publicly held shares of Class A Common Stock that the Class A Common Stock may no longer meet the requirements for continued listing on NASDAQ and there may not be a public trading market for such shares. To the fullest extent permissible under applicable laws and the rules of NASDAQ, the Parent intends to cause the delisting of the Class A Common Stock by NASDAQ following consummation of the Offer.

The Class A Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application by the Issuer to the SEC if the Class A Common Stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Class A Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Issuer to holders of Class A Common Stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions no longer applicable to the Class A Common Stock. In addition, “affiliates” of the Issuer and persons holding “restricted securities” of the Issuer may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Class A Common Stock under the Exchange Act was terminated, the Class A Common Stock would no longer be eligible for NASDAQ reporting. The Parent currently intends to seek to cause the Issuer to terminate the registration of the Class A Common Stock under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following disclosures assume that there were 14,571,663 shares of Class A Common Stock (not including shares held by the Company as treasury stock or otherwise), 13,652,763 shares of Class B Common Stock, 33,321,892 shares of Preferred Stock and six Warrants to acquire 3,476,189 shares of Class A Common Stock outstanding as of December 20, 2012, as adjusted, which figure is based on information provided to the Reporting Persons by the Issuer, and give effect to: (i) the conversion of 13,652,763 shares of Class B Common Stock into shares of Class A Common Stock on a one-to-one basis and 33,321,892 shares of Preferred Stock into shares of Class A Common Stock at a ratio of 1.0129 and (ii) the exercise in full of the outstanding Warrants for the purchase of 3,476,189 shares of Class A Common Stock.

As a result of the Support Agreements, the Reporting Persons may be deemed to have shared voting power with respect to 48,687,352 shares of Class A Common Stock and shared dispositive power with respect to 52,063,541 shares of Class A Common Stock, in each case on an as–converted basis, subject to the conditions and limitations of the Support Agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 52,063,541 shares of Class A Common Stock. Such shares of Class A Common Stock constitute approximately 79% of the issued and outstanding shares of Class A Common Stock as of December 20, 2012, assuming that all Shares deemed beneficially owned by the Reporting Persons are issued and outstanding as of that date, and approximately 79% of the voting power of the Issuer.

The percentage of total voting power of the Securities beneficially held by the Reporting Persons is calculated based on the total voting power of the shares of Class A Common Stock outstanding as of December 20, 2012, and assumes: (i) that all shares of Class B Common Stock have been converted to shares of Class A Common Stock on a one-for-one basis and shares of Preferred Stock have been converted to shares of Class A Common Stock at a ratio of 1.0129, and (ii) the exercise in full of the outstanding Warrants for the purchase of 3,476,189 shares of Class A Common Stock.

The Reporting Persons are not entitled to any rights as a stockholder of the Issuer as to the Securities covered by the Support Agreements except as otherwise expressly provided in the Support Agreements and disclaim all beneficial ownership of such Securities.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A beneficially owns any Securities.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer that would be required to be reported under this Item.

Item 7. Material to be Filed as Exhibits

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer that would be required to be reported under this Item.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of December 31, 2012.

2.	Offer to Purchase, dated as of December 31, 2012, (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

3.	Agreement and Plan of Merger, dated as of December 20, 2012, by and among the Parent, the Purchaser and the Issuer (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

4.	Limited Guarantee, dated as of December 20, 2012, by and between the Guarantor and the Issuer (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

5.	Support Agreement, dated as of December 20, 2012, by and among the Parent, the Purchaser, the Issuer and Agman Louisiana, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

6.	Support Agreement, dated as of December 20, 2012, by and among the Parent, the Purchaser, the Issuer, Mr. Francis P. Jenkins (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

7.	Support Agreement, dated as of December 20, 2012, by and among the Parent, the Purchaser, the Issuer and Mr. John E. Toffolon, Jr. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012).

SCHEDULE A

1. Directors and Executive Officers of the Parent.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is One North Lexington Avenue, 11th Floor, White Plains, New York 10601. The telephone number at that address is (914) 220-0900. Unless otherwise indicated, each such person is a citizen of the United States.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
G.J. Van der Ploeg, The Netherlands World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands	Managing Director - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

M.H.J. Hedeman Joosten, The Netherlands World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands	General Counsel - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

Alex Darden, United States	Partner – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

Erwin Thompson, United States	Associate – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

Maxwell Burke, United States	Associate – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

2. Directors and Executive Officers of the Purchaser.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is One North Lexington Avenue, 11th Floor, White Plains, New York 10601. The telephone number of the Purchaser is (914) 220-0900. Unless otherwise indicated, each such person is a citizen of the United States.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
G.J. Van der Ploeg, The Netherlands World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands	Managing Director - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

M.H.J. Hedeman Joosten, The Netherlands World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands	General Counsel - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

Alex Darden, United States	Partner – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

Erwin Thompson, United States	Associate – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

Maxwell Burke, United States	Associate – EQT Partners, Inc. One North Lexington Avenue, Floor 11, White Plains, NY 10601

3. The Guarantor

EQT Infrastructure II Limited Partnership is a limited partnership registered in England and Wales under number LP014908, engaged in the business of making private equity and other types of investments.

EQT Infrastructure II GP B.V. is the general partner of EQT Infrastructure II Limited Partnership. EQT Infrastructure II GP B.V. is a private company with limited liability incorporated under the laws of the Netherlands, the principal business of which is acting as general partner of EQT Infrastructure II Limited Partnership.

EQT Holdings II B.V. is a private company with limited liability incorporated under the laws of the Netherlands and acting as a holding company.

EQT Holdings B.V. is a private company with limited liability incorporated under the laws of the Netherlands and acting as a holding company.

EQT Holdings AB is a private company with limited liability incorporated under the laws of Sweden and acting as a holding company.

EQT International Holdings B.V. is a private company with limited liability incorporated under the laws of the Netherlands and acting as a holding company.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment, the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands. The telephone number of the Guarantor is +31 (20) 577-6670.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
G.J. Van der Ploeg, The Netherlands	Managing Director - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

V.A. de Roo, The Netherlands	Business Analyst - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

M.H.J. Hedeman Joosten, The Netherlands	General Counsel - CBTJ Financial Services B.V. World Trade Center Schiphol, H-Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands

JOINT FILING AGREEMENT

In accordance with Rule 13d.1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to: (i) the shares of Class A Common Stock of Westway Group, Inc., (ii) the shares of Class B Common Stock of Westway Group, Inc., (iii) the shares of Preferred Stock of Westway Group, Inc. and (iv) the warrants to purchase shares of Class A Common Stock of Westway Group, Inc., and further agree to the filing of this Agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: December 31, 2012

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ G.J. Van der Ploeg
Name:	G.J. Van der Ploeg
Title:	Director

By:	/s/ M.H.J. Hedeman Joosten
Name:	M.H.J. Hedeman Joosten
Title:	Director